Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 –9

Supplemental Schedule*
Schedule 1 Schedule H, line 4i - Schedule of Assets (Held At End of Year)	10

*Other schedules required by Section 2520.103 -10 of the Department of Labor’s Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and
BB&T Corporation Retirement Plans Committee
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 17, 2008

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments, at fair value
Common/collective trust
BB&T Common Stock Fund	$624,897,162	$868,637,764
BB&T Common Stock	6,926,501	10,493,011
Mutual funds	861,247,197	788,778,069
Self-directed investments	35,811,272	30,160,939
Participant loans	27,785,739	26,346,611
One-year bank investment contract	69,617,079	77,334,770
Total investments	1,626,284,950	1,801,751,164

Receivables:
Other income	1,595,450	-

Net assets available for benefits	1,627,880,400	1,801,751,164

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to (deductions from) net assets attributable to:
Investment income (loss)
Interest	$11,704,365	$9,649,344
Dividends	154,211,305	88,613,720
Net (depreciation) appreciation in fair value of investments	(356,329,616)	66,706,441
Net investment income (loss)	(190,413,946)	164,969,505

Other income	1,595,450	-

Contributions
Employer	60,142,880	54,074,315
Employee	86,061,008	78,336,541
Rollovers	4,201,265	5,262,525
Total contributions	150,405,153	137,673,381

Benefits paid to participants	(157,919,939)	(143,134,224)
Administrative expenses	(1,374,012)	(1,429,919)

Net (decrease) increase prior to transfers from other plans	(197,707,294)	158,078,743

Transfers from other plans	23,836,530	24,747,708
Net (decrease) increase	(173,870,764)	182,826,451

Net assets available for benefits
Beginning of year	1,801,751,164	1,618,924,713
End of year	$1,627,880,400	$1,801,751,164

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

1.  Description of the BB&T Corporation 401(k) Savings Plan
     The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982, was most recently amended effective February 20, 2007, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
In 2007, participants could elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2007, the plan was amended to increase the limit on deferral percentage from 25 percent to 50 percent. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

Participant Accounts
Each participant’s separate account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2007 and 2006, forfeited accounts totalled $2,659 and $54,891, respectively. This account can be used to reduce employer contributions. In 2007 and 2006, contributions by the employer were reduced by $218,932 and $17,741, respectively, from the forfeiture account.

2.   Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Trustee fees and recordkeeping charges for services rendered by the Corporation’s Trust Division are paid by the Plan (see Note 9).

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among sixteen mutual funds, the common stock fund and a bank investment contract (the “one-year BIC”), each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants.

The Plan’s investments are stated at fair value. The fair value of common stock and investments in the self-directed brokerage account was determined by closing prices at the end of the Plan year. Shares of mutual funds and common/collective trust are valued at the net asset value of the shares held by the Plan at year end. The fair value of the one-year BIC approximates contract value (see Note 3). Investments in participant loans are stated at the outstanding balances, which approximate fair market value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation /depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Effects of New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 157 (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Plan will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will be material to the financial statements.

3.   Bank Investment Contract

The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately and 4.81 percent and 4.90 percent respectively, in 2007, and 4.60 percent and 4.50 percent, respectively, in 2006. The interest rate is reset annually based on December 1st market yields for one-year maturity investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC, and no adjustment for contract value is necessary since contract value approximates fair value.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

4.   Transfers from Other Plans

During 2007 and 2006, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2007 and 2006 as follows:

2007

401(k) Profit Sharing Plan and Trust of Coastal Financial Corporation	$13,146,585
First Citizens Bancorp Profit Sharing Plan	7,674,531
Sheffield Financial LLC 401(k) Plan	1,862,895
Wyman, Green and Blalock, Inc. 401(k) Plan	1,152,519
$23,836,530

2006

Main Street Bank 401(k) Profit Sharing Plan	$10,511,367
Huffaker & Trimble Profit Sharing 401(k) Plan	6,888,817
Area Bancshares Corporation Profit Sharing/401(k) Plan & Trust	6,823,035
Bergen Capital, Inc. 401(k) Plan	458,331
Cranman & Co., Inc. Employees Savings Plan	42,254
L. W. Legge Agency, Inc. 401(k) Retirement Plan	23,904
$24,747,708

5.   Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2007 and 2006:

	2007	2006

BB&T Corporation Common Stock Fund, 59,288,156 and
58,133,969 shares, respectively	$624,897,162	$868,637,764
BB&T Large Company Value Fund, 16,492,509 and
11,437,068 shares, respectively	239,801,087	211,585,763
BB&T U.S. Treasury Money Market Fund, 101,375,049 and
112,476,897 shares, respectively	101,375,049	112,476,897

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

The fair market value of the BB&T Corporation Common Stock Fund of $624,897,162 and $868,637,764, at December 31, 2007 and 2006, respectively, which includes cash balances of $44,706,338 and $4,439,238 respectively, is allocated to participants’ accounts on a unitized basis.

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(100,769,561)	$22,634,013
Common/collective trust	(252,392,008)	41,328,671
BB&T Corporation common stock	(3,070,079)	496,436
Self-directed investments	(97,968)	2,247,321
	$(356,329,616)	$66,706,441

6.   Nonparticipant-Directed Investments

A portion of the Plan consists of balances from various employee stock ownership plans that were transferred into the Plan (“Old ESOP”). Information about the net assets and the significant components of the changes in net assets relating to the Old ESOP’s investment in the Corporation’s common stock, whose fair value is determined based on closing prices at the end of the Plan year, is as follows:

	December 31,
	2007	2006
Net Assets:
BB&T Corporation Common Stock	$6,926,501	$10,493,011

	Year Ended December 31,
	2007	2006
Changes in Net Assets:
Dividends	$410,620	$416,537
Net appreciation (depreciation)	(3,070,079)	496,436
Benefits paid to participants	(835,209)	(1,868,560)
Transfers to participant-directed investments	(71,842)	(70,600)
	$(3,566,510)	$(1,026,187)

7.   Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was required to be restated and submitted to the Internal Revenue Service to obtain an updated determination letter. The submission to the IRS was completed on January 31, 2008.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2007 and 2006

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

9.	Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $861,247,197 and $788,778,069 at December 31, 2007 and 2006, respectively, and bank investment contracts issued by a subsidiary of the Corporation of $69,617,079 and $77,334,770 at December 31, 2007 and 2006, respectively. The Plan received cash dividends of $117,734,991 and $54,972,301 on its investments in BB&T-sponsored mutual funds during 2007 and 2006, respectively, interest of $4,569,979 and $4,568,027 on its investment in the U.S. Treasury Money Market Fund during 2007 and 2006, respectively, and interest of $3,527,289 and $3,243,431 on its investment in the bank investment contract during 2007 and 2006, respectively.

In addition, the Plan invests in the Corporation’s common stock, as indicated in Notes 5 and 6. The Plan received cash dividends of $33,577,045 and $33,051,653 on its investment in BB&T Corporation common stock during 2007 and 2006, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2007 and 2006 were $1,374,012 and $1,429,919, respectively (see Note 2).

10.	Subsequent Events

Effective January 1, 2008, new employees do not have a waiting period to begin their deferrals. Previously, there had been a 90-day waiting period.

11.	Other Income Receivable

The Corporation’s Trust Division has provided trust and recordkeeping services for the Plan since 2000. During 2008, the Corporation determined that excess administrative fees had been paid to the Trust Division for services rendered in plan years 2000, 2001, 2002 and 2004. The Corporation entered the Voluntary Fiduciary Correction Program for all open years, 2001 to 2004, and elected to correct for the 2000 plan year as well. In connection with this correction, the Plan was reimbursed $1,595,450 for all prior year fee adjustments as well as lost earnings. In March 2008, the Employee Benefits Security Administration issued a ‘no action’ letter indicating that the correction method followed was appropriate and acceptable.

12.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BB&T Corporation 401(k) Savings Plan
Schedule of Assets (Held At End of Year)
December 31, 2007

(a)	( b )		( c )		( d )	( e )
	Identity of Issuer		Description of Investment, including	Number
	Borrower, Lessor		Maturity Date, Rate of Contract,	of		Current
	or Similar Party		Collateral, Par or Maturity Value	Shares/Units	Cost	Value
*	BB&T Corporation	Common Stock Fund	Common/Collective Trust	59,288,156	**	$624,897,162

*	BB&T Corporation	Common Stock	Common Stock	225,798	$6,880,647	6,926,501

*	BB&T Corporation	U.S. Treasury Money Market Fund	Mutual Fund	101,375,049	**	101,375,049
*	BB&T Corporation	Short-term U.S. Government Income Fund	Mutual Fund	1,011,468	**	9,669,638
*	BB&T Corporation	Total Return Bond	Mutual Fund	6,884,281	**	71,045,780
*	BB&T Corporation	Capital Manager Conservative Fund	Mutual Fund	3,807,347	**	36,702,824
*	BB&T Corporation	Capital Manager Moderate Fund	Mutual Fund	2,147,308	**	20,055,860
*	BB&T Corporation	Capital Manager Growth Fund	Mutual Fund	1,929,989	**	17,562,897
*	BB&T Corporation	Capital Manager Equity Fund	Mutual Fund	1,790,417	**	17,205,910
*	BB&T Corporation	Mid Cap Value Fund	Mutual Fund	6,031,468	**	74,006,119
*	BB&T Corporation	Mid Cap Growth Fund	Mutual Fund	3,733,506	**	57,570,666
*	BB&T Corporation	Large Company Value Fund	Mutual Fund	16,492,509	**	239,801,087
*	BB&T Corporation	International Equity Fund	Mutual Fund	9,402,764	**	75,128,085
*	BB&T Corporation	Equity Index Fund	Mutual Fund	4,709,818	**	46,203,319
*	BB&T Corporation	Small Cap Fund	Mutual Fund	589,193	**	7,612,373
*	BB&T Corporation	Special Opportunities Fund	Mutual Fund	3,101,392	**	55,359,853
*	BB&T Corporation	Equity Income I Fund	Mutual Fund	2,280,352	**	31,947,737
						861,247,197

	Plan Participants		Self-directed investments		**	35,811,272

	Plan Participants		Participant loans ( 4.00% to 10.25% due thru April 2027)		**	27,785,739

*	BB&T Corporation	One-Year Bank Investment Contract	Bank Investment Contract (4.6% in 2007)	69,617,079	**	69,617,079
						$1,626,284,950

*	Party in interest
**	Cost is omitted because the investment is participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401 (k) Savings Plan

June 17, 2008

/S/ Steven L. Reeder
Senior Vice President & Benefits Manager